SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     ---------------------------------------

                                SCHEDULE 14D-9/A
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                 Amendment No. 1
                     --------------------------------------

         Meridian Healthcare Growth and Income Fund Limited Partnership
                            (Name of Subject Company)

         Meridian Healthcare Growth and Income Fund Limited Partnership
                      (Name of Person(s) Filing Statement)

                 Assignee Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (Cusip Number of Class of Securities)


 John M. Prugh                                with a copy to:
 Brown Healthcare, Inc.                       John B. Watkins, Esq.
 c/o Alex Brown Realty, Inc.                  Wilmer Cutler Pickering
 300 East Lombard Street                      Hale and Dorr LLP
 Suite 1200                                   100 Light Street, Suite 1300
 Baltimore, Maryland 21202                    Baltimore, Maryland 21202
 (410) 727-4083                               (410) 986-2800

                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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Item 1.           Subject Company Information

                  The name of the subject company is Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund"). The address of the principal executive offices of the Fund is 300 East Lombard Street, Suite 1200, Baltimore, Maryland 21202 and the telephone number is 410-727-4083.

                  The title of the class of equity securities to which this
Schedule 14D-9 relates are assignee units of limited partnership interests in the Fund ("Units"). There were 1,540,000 Units outstanding as of December 31, 2004.

Item 2.           Identity and Background of Filing Person

                  The filing person is the subject company, the Fund, whose name, business address and business telephone number are set forth in Item 1 above.

                  This statement relates to the offer by certain entities (collectively, the "Offeror") controlled by MacKenzie Patterson Fuller, Inc. ("MPF") to purchase for cash up to 308,000 Units at a purchase price of $16 per Unit upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated March 7, 2005 and related Letter of Transmittal and Form Letter to Unit holders dated March 7, 2005 (collectively as each may be amended and supplemented from time to time, the "Tender Offer"). The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on March 7, 2005. As set forth in the Schedule TO, the address of the Offeror is MacKenzie Patterson Fuller, Inc., 1640 School Street, Moraga, California 94556,
Attn: Christine Simpson.

Item 3.           Past Contacts, Transactions, Negotiations and Agreements

                  To the knowledge of the Fund, as of the date of this statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Fund or its affiliates and the Offeror, its executive officers, directors or affiliates.

Item 4.           The Solicitation or Recommendation

                  The Fund's Administrative General Partner, Brown Healthcare, Inc., and its Development General Partner, Meridian Healthcare Investments, Inc. (collectively, the "General Partners"), recommend that holders of the Fund's Units ("Unitholders") reject the Tender Offer and not tender their Units pursuant to the Tender Offer.

                  This Tender Offer appears to be part of a trend among certain investor groups whose objective is to acquire interests in public real estate limited partnerships. By making purchase offers at prices below the partnership's liquidation value these groups seek to acquire partnership interests in public real estate limited partnerships at discounted prices.

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                  The General Partners believe this offer is being made as a result of the public announcement that the Fund had entered into an Asset Purchase Agreement dated as of February 11, 2005 (the "Purchase Agreement") with FC Properties VI, LLC, a Delaware limited liability company (the "Purchaser) to sell for $50,000,000 (the "Purchase Price") all or substantially all of the real property and other assets owned by each of the seven limited partnerships, each of which owns and operates a single skilled nursing facility (the "Facilities"), of which the Fund owns a 98.99% limited partnership interest (the "Sale").

                  The closing under the Purchase Agreement is contingent upon satisfactory completion of due diligence by the Purchaser and is subject to the satisfaction of certain conditions, including that: (i) the representations and warranties made by the parties in the Purchase Agreement and related documents are true and correct in all material respects at and as of the closing, and each of the parties has performed and complied in all material respects with all covenants required by the Purchase Agreement and related documents to be performed and complied with by such party prior to the closing; (ii) none of the Facilities has suffered substantial damage, destruction or loss that would, according to estimates of third party contractors or insurance adjusters, cost more than 5% of the Purchase Price to repair; (iii) Purchaser or its designee has obtained approval for the transfer of all licenses (or the issuance of new licenses in replacement thereof) to operate the Facilities; (iv) no injunction, judgment, order, decree, ruling or charge is in effect under applicable law that would prevent the Sale or cause the Sale to be rescinded after closing; (v) title to the real property is marketable, free of liens, and encumbrances except those expressly allowed pursuant to the Purchase Agreement; (vi) Seller has obtained the consent to the Sale of Unitholders owning more than 50% of the issued and outstanding Units or 770,021 Units; and, (vii) Genesis Eldercare Network Services, Inc. has, contingent upon the closing of the Sale, waived any rights it might have with respect to purchase of any of the Fund's assets covered by the Purchase Agreement, whether arising under management agreements with the Seller or otherwise. The General Partners believe that if all of the contingencies pursuant to the Purchase Agreement are satisfied, the Sale may be consummated by the end of the second quarter of 2005.

                  Assuming approval by the holders of a majority of the Fund's Units, after consummation of the Sale, the Fund will, in accordance with its partnership agreement, liquidate, dissolve and distribute its net assets to the Unitholders. The General Partners presently estimate that the net cash proceeds from the Sale (after payment of $500,000 pursuant to an escrow agreement to secure Seller's indemnification obligations under the Purchase Agreement, creation of a reserve for payment of unassumed liabilities and obligations relating to the business of the Fund and the ownership, management, operation and maintenance of the Facilities prior to the closing, and the payment of transaction expenses and prorated expenses) will be approximately $31,000,000, or approximately $20.00 per Unit (depending on the actual amount of such reserve and expenses) prior to any reduction due to state or local tax withholding. There can, however, be no assurances that this will be the actual amount distributed to Unitholders because such reserves have not yet been established and the amount of expenses of consummating the transaction is not final. The Fund will solicit the consent of the holders of a majority of the Fund's Units to the Sale and the liquidation of the Fund pursuant to a consent solicitation statement.

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

                  The General Partners believe that the Tender Offer price of $16 per Unit reflects an undervaluation of the assets of the Fund based upon the net sales proceeds expected to be available for distribution to the Unitholders.

                  The Fund was formed in 1987 and raised an initial capital investment of $38,500,000 by selling 1,540,000 Units at $25 per Unit. The Fund owns a 98.99% limited partnership interest in each of the seven limited partnerships that each own and operate a Facility. Four of the Facilities are located in Maryland, two in North Carolina and one in New Jersey.

                  The Fund's General Partners regularly review values and market conditions for the Facilities. In making the determination to approve the Purchase Agreement and Sale, the General Partners identified and considered a number of factors which weighed in favor of the acceptance of the Purchase Agreement and approval of the Sale, including the following:

                  1. The General Partners believe that the aggregate gross purchase price for the Fund's properties of $50,000,000 represents an attractive sales price for the Facilities, given due consideration to the financial condition, results of operations, business and prospects of the Fund, and particularly in light of the current economic and regulatory environments.

                  2. The average age of the Fund's Facilities is 27 years. A sale at this time will avoid capital improvements required at the Facilities, which would have an adverse impact on the Fund's ability to maintain or increase distributions to the Unitholders.

                  3. Federal and state budgetary pressures with respect to government funded programs such as Medicaid and Medicare, which represent significant portions of the Facilities revenues, create uncertainty regarding future revenue funding levels. It is not possible to quantify the potential of these current economic and regulatory initiatives on the Facilities and accordingly, there can be no assurances that the impact of these changes or any future healthcare legislation will not adversely affect the Facilities' operations.

                  4. The fact that although there is no established trading market for the Units, the expected per Unit consideration as a result of the Purchase Agreement and Sale significantly exceeds the prices that have been paid in the limited secondary market during the past two years.

                  5. The Fund will not pay a broker commission pursuant to the existing Purchase Agreement and Sale and, as a result, the cost of selling the Facilities is low compared to similar transactions with broker involvement.

                  Accordingly, the General Partners believe that the purchase price of $16 per Unit pursuant to the Tender Offer is significantly below the value of each Unit based upon the net sales proceeds expected to be available for distribution to the Unitholders and therefore, acceptance of this offer is not in the best interests of Unitholders.

                  The Fund and, to the Fund's knowledge after reasonable inquiry, each of the Fund's general partners, executive officers and affiliates, do not intend to tender and sell, but

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


intend to hold the Units that are held of record and beneficially by such persons and to vote such Units to approve the Sale and liquidation of the Fund.

Item 5.           Persons/Assets, Retained, Employed, Compensated or Used

                  The Fund has not employed, retained or compensated, directly or indirectly, and does not plan to employ, retain or compensate, directly or indirectly, any person(s) to make recommendations in connection with the Tender Offer.

Item 6.           Interest in Securities of the Subject Company

                  No transactions in the Units of the Fund have been effected during the past 60 days by the Fund or to the knowledge of the Fund, by any executive officer, director, partner, affiliate or subsidiary of the Fund.

Item 7.           Purposes of the Transaction and Plans or Proposals

                  The Fund is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Fund's securities by the Fund, its subsidiaries or any other person; (ii) any extraordinary transactions, such as a merger, reorganization or liquidation, involving the Fund or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of the assets of the Fund or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund.

                  There are no transactions, agreements in principle, signed contracts or board resolutions in response to the Tender Offer that relate to one or more of the events referred to in the preceding paragraph.

                  Prior to the date of the Tender Offer the Fund entered into the Purchase Agreement described in response to Item 4, above, pursuant to which the Fund intends to sell all or substantially all of its assets.

Item 8.           Additional Information

                  The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be "forward-looking statements" within the meaning of the federal securities laws.

                  Forward-looking statements may be characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expected," "estimated," "projects," "positioned," "strategy," and similar expressions. These statements are based on assumptions and assessments made by the General Partners in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

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



These forward-looking statements are subject to a number of factors that could cause actual results to differ from those mentioned herein, including but not limited to the following:

o that the closing of the sale of the Facilities pursuant to the terms and conditions of the Purchase Agreement may not occur;

o that the amount of the net sales proceeds from the sale of the Facilities ultimately available for distribution to Unitholders is not assured;

o that the consent of the holders of a majority of the Fund's Units to the sale of the Facilities and the liquidation of the Fund may not be obtained;

o that the demand for or regulation of the type of skilled nursing services provided by the Facilities may change in a way that adversely affects the value of the Facilities, and;

o that other factors that affect the skilled nursing facility business generally including, but not limited to, economic, political, governmental and technological factors affecting the Fund's operations, markets, products, services and prices may change in a way that adversely affects the Fund.

                  In addition, the Fund's results of operations, financial condition and cash flows also may be adversely affected by the unsolicited Tender Offer by MPF, and related actions taken by this group.

                  Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although the Fund believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Fund's performance are set forth in reports and documents filed by the Fund with the Securities and Exchange Commission from time to time.

Item 9.           Exhibits

  Exhibit No.    Description

    (a)(1)       Offer to Purchase dated March 7, 2005  (1)
    (a)(2)       Letter of Transmittal  (1)
    (a)(3)       Form of letter to unit holders from MPF dated March 7, 2005 (1)
    (a)(4)       Letter to Unitholders from Robert L. Huether, Asset Manager of
                        The Fund, dated March 14, 2005  (2)
----------------------
(1) Incorporated by reference to Tender Offer Statement on Schedule TO filed with the SEC on March 7, 2005. (2) Incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 14, 2005.


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


Signatures. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               MERIDIAN HEALTHCARE GROWTH AND INCOME
                               LIMITED PARTNERSHIP

                               By:      Brown    Healthcare, Inc.,
                                        its Administrative General Partner

                               By:      /s/  Timothy M. Gisriel
                               Name:    Timothy M. Gisriel
                               Title:   Treasurer

                               Date:    March 23, 2005







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